                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            MEMBERWORKS INCORPORATED
                       (Name of Subject Company (Issuer))

                            MEMBERWORKS INCORPORATED
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   586002 107
                      (CUSIP Number of Class of Securities)

                           --------------------------

                            GEORGE W. M. THOMAS, ESQ.
                            MEMBERWORKS INCORPORATED
                        680 WASHINGTON BLVD., SUITE 1100
                           STAMFORD, CONNECTICUT 06901
                                 (203) 324-7635
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    COPY TO:
                             STEPHEN T. GIOVE, ESQ.
                             SHEARMAN & STERLING LLP
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                           --------------------------

                            CALCULATION OF FILING FEE

         Transaction valuation*                    Amount of filing fee
         ----------------------                    --------------------
              $17,500,000                               $2,217.25

-------------
* Calculated solely for purposes of determining the filing fee. This calculation assumes the purchase of 500,000 of common stock of MemberWorks Incorporated, par value $0.01 per share, at the maximum tender offer purchase price of $35.00 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration Number: N/A
Filing Party: N/A
Date Filed: N/A

            [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ] third party tender offer subject to Rule 14d-1.
      [X] issuer tender offer subject to Rule 13e-4.
      [ ] going private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]


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
This tender offer Statement on Schedule TO relates to the issuer tender offer of MemberWorks Incorporated, a Delaware corporation ("MemberWorks"), to purchase up to 500,000 shares of its common stock, $0.01 par value per share. MemberWorks is offering to purchase these shares at a price not greater than $35.00 nor less than $30.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2004, (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This tender offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase, filed herewith as Exhibit (a)(1)(i), is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company is MemberWorks Incorporated. The address and telephone number of its principal executive offices are: 680 Washington Boulevard, Stamford, Connecticut 06901 (203) 324-7635.

(b) The subject securities are common stock, $0.01 par value, of MemberWorks. The number of shares of the subject securities outstanding as of November 5, 2004 was 10,022,083.

(c) Information about the trading market and price of the subject securities is incorporated herein by reference from the Offer to Purchase "Section 8. Price Range of Shares; Dividends".

Item 3. Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is the subject company, MemberWorks. For information about the subject company, see Item 2. Each director and executive officer of MemberWorks is listed below.

Gary Johnson            President and Chief Executive Officer, Director
Vincent DiBenedetto     Executive Vice President, Health and Insurance Services
James B. Duffy          Executive Vice President and Chief Financial Officer
Alec L. Ellison         Director
Scott N. Flanders       Director
Robert Kamerschen       Director
Michael T. McClorey     Director
Edward M. Stern         Director
Marc S. Tesler          Director

Item 4. Terms of the Transaction.

The material terms of the transaction and details regarding any purchases from an officer, director or affiliate of the subject company are incorporated by reference herein from the Offer to Purchase.

There will be no material differences in the rights of security holders as a result of this transaction.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a) Information regarding agreements involving the subject company's securities is incorporated herein by reference from the Offer to Purchase under "Section
12. Interest of Directors, Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares".

Item 6. Purposes of the Transaction and Plans or Proposals.

Information regarding the purposes of the transaction is incorporated by reference herein from the Offer to Purchase under "Summary Term Sheet" and "Section 9. Purpose of the Offer; Certain Additional Effects of the Offer, Plans and Proposals".

The information about plans or proposals is incorporated by reference herein from the Offer to Purchase under "Section 8. Price Range of Shares; Dividends," "Section 9. Purpose of the Tender Offer; Certain Additional Effects of the Tender Offer, Plans and Proposals," and "Section 12. Interest of Directors, Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares".

Item 7. Source and Amount of Funds or Other Consideration.

Information regarding the source and amount of funds is incorporated by reference herein from the Offer to Purchase under "Section 11. Source and Amount of Funds".

Item 8. Interest in Securities of the Subject Company.

(a) The information under "Section 12. Interest of Directors, Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

(b) The information under "Section 12. Interest of Directors, Officers and Certain Other Persons; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under "Summary Term Sheet" and "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash, the tender offer is not subject to any financing condition and the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

(a)(1) Not applicable

(a)(2) None

(a)(3) Not applicable

(a)(4) Not applicable

(a)(5) None

(b) None

Item 12. Exhibits.

The following exhibits are submitted herewith:

Exhibit           Description
-------           -----------
(a)(1)(i)         Offer to Purchase.

(a)(1)(ii)        Letter of Transmittal.

(a)(1)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iv)        Notice of Guaranteed Delivery.

(a)(1)(v) Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(vi)        Letter from Bankers Trust Co., NA to the Participants in the
                  MemberWorks Incorporated 401(k) Profit Sharing Plan with
                  Direction Form.

(a)(1)(vii)       Letter from Computershare Trust Company Incorporated to the
                  Participants in the MemberWorks Incorporated Employee Stock
                  Purchase Plan with Direction Form.

(a)(1)(viii)      Notice from MemberWorks Incorporated to Holders of Vested
                  Stock Options.

(a)(2)            None.

(a)(3)            None.

(a)(4)            None.

(a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(d)(i)            1995 Non-Employee Directors' Stock Option Plan. (filed as
                  Exhibit 10.3 to the Company's Registration Statement on Form
                  S-1, Registration No. 333-10541, filed on October 18, 1996)

(d)(ii)           1995 Executive Officers Stock Option Plan. (filed as Exhibit
                  10.2 to the Company's Registration Statement on Form S-1,
                  Registration No. 333 - 10541, filed on October 18, 1996)

(d)(iii)          1996 Stock Option Plan. (filed as Exhibit 10.4 to the
                  Company's Registration Statement on Form S-1, Registration No.
                  333-10541, filed on October 18, 1996)

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2004

                                   MEMBERWORKS INCORPORATED


                                   By: /s/ George W. M. Thomas
                                       -----------------------------------------
                                   Name: George W. M. Thomas
                                   Title: Senior Vice President, General Counsel


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